May 30, 2017
Board of Trustees of Morgan Creek Global Equity
Long/Short Institutional Fund
Morgan Creek LLC Capital Management
301 W. Barbee Chapel Rd.
Chapel Hill, NC 27517

Ladies and Gentlemen:
Note 2 of Notes to the Annual report of Morgan Creek
Global Equity Long/Short Institutional Fund (the "Fund") included in its NSAR-B for the year ended March 31, 2017 describes a change in the method of accounting for realized gains or losses on investments from the average cost method to the specific identification method. There are no authoritative criteria for determining a 'preferable' investment cost relief method based on the particular circumstances;
however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
Charlotte, North Carolina